

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2015

Barry Hollander
Chief Financial Officer
Agritek Holdings, Inc.
319 Clematis Street, Suite 1008
West Palm Beach, Florida 33401

      **Re:    Agritek Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2014
          Filed April 15, 2015
          File No. 1-15673**

Dear Mr. Hollander:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ William H. Thompson

                      William H. Thompson
                      Accounting Branch Chief
                      Office of Consumer Products